Exhibit 99.1

UNITED UTILITIES PLC

ANNUAL GENERAL MEETING – POLL RESULT

At the annual general meeting held on, 29 July 2005, at the Bridgewater Hall, Manchester, the following resolutions were duly passed and the result of the poll is shown below:

No.	Resolution	Votes For	Votes Against	Votes Abstaining
1	Receiving the report and accounts	429,515,954	188,922	2,600,159
2	Declaring a final dividend	432,252,237	13,022	39,776
3	Approving the directors’ remuneration report	429,611,685	2,075,841	617,509
4	Reappointing David Jones	431,358,271	639,246	307,518
5	Reappointing Nick Salmon	431,462,442	527,380	315,213
6	Reappointing Tom Drury	430,628,640	1,373,796	302,599
7	Reappointing Sir Peter Middleton	417,926,723	12,075,370	2,302,942
8	Reappointing Norman Broadhurst	424,956,422	2,553,725	4,794,888
9	Reappointing Andrew Pinder	429,366,682	633,189	2,305,164
10	Reappointing the auditor	418,822,555	8,594,742	4,887,738
11	Remunerating the auditor	430,303,583	1,809,312	192,140
12	Authorising the directors to allot shares.	427,060,020	4,790,015	455,000
13	Disapplying statutory pre-emption rights	427,317,242	4,298,929	688,864
14	Authorising market purchases of its own shares by the company	431,358,166	579,107	367,762
15	Adopting new articles of association	423,140,552	916,370	8,248,113
16	Authorising the company to make donations to EU political organisations	405,350,587	25,980,828	973,620
17	Authorising United Utilities Water to make donations to EU political organisations	405,206,803	26,120,812	977,420
18	Authorising United Utilities Electricity to make donations to EU political organisations	405,181,491	26,125,639	997,905
19	Authorising Contract Solutions to make donations to EU political organisations	405,161,887	26,148,184	994,964
20	Authorising Vertex to make donations to EU political organisations	405,147,933	26,159,871	997,231
21	Authorising Your Communications to make donations to EU political organisations	405,136,722	26,180,721	987,592

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.